UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

TUFCO TECHNOLOGIES, INC.

(Name of Subject Company)

PACKERS ACQUISITION SUB, INC.

(Offeror)

TUFCO HOLDINGS, LLC

(Parent of Offeror)

GRIFFIN HOLDINGS, LLC

(Owner of Outstanding Equity of Parent)

(Names of Filing Persons)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

899040109

(CUSIP Number of Class of Securities)

Shahram Shaun Gabayzadeh

President

Packers Acquisition Sub, Inc.

2121 Avenue of the Stars, Suite 2575

Los Angeles, California 90067

(424) 245-4423

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

C. Thomas Hopkins, Esq.

Brian Wheeler, Esq.

Cooley LLP

1333 Second Street, Suite 400

Santa Monica, California 90401-4100

Telephone: (310) 883-6400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$29,190,308	$3,759.71
*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying $6.07, the tender offer price, by the sum of: (a) 4,308,947, the number of issued and outstanding shares of Tufco Technologies, Inc. (“Tufco”) common stock; (b) 234,525, the number of shares of Tufco common stock subject to issuance pursuant to options to purchase shares of Tufco common stock; and (c) 265,475, the number of shares of Tufco common stock reserved for the issuance of purchase rights pursuant to Tufco’s employee stock purchase plan. The foregoing share figures have been provided by the issuer to the offerors and are as of December 20, 2013, the most recent practicable date.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.00012880.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,759.71	Filing Party: Packers Acquisition Sub, Inc., Tufco Holdings, LLC and Griffin Holdings, LLC
Form or Registration No.: Schedule TO	Date Filed: January 9, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed by Packers Acquisition Sub, Inc., a Delaware corporation (“Purchaser”), Tufco Holdings, LLC, a Delaware limited liability company and parent of Purchaser (“Parent”), and Griffin Holdings, LLC, a New York limited liability company and owner of the outstanding equity of Parent (“Sponsor”). This Schedule TO relates to the offer by the Purchaser to purchase all of the shares of common stock, par value $0.01 per share (the “Shares”), of Tufco Technologies, Inc., a Delaware corporation (the “Company”), that are issued and outstanding at a price of $6.07 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 9, 2014 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

This Amendment is being filed to amend and supplement Item 11 as reflected below.

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 17 — “Certain Legal Matters; Regulatory Approvals — Litigation” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“Two complaints have been filed in the Court of Chancery for the State of Delaware in connection with the Offer: Bodenstein v. Tufco Technologies, Inc. et al., C.A. No. 9245-VCP, filed on January 13, 2014, and Wilkinson v. Tufco Technologies, Inc., C.A. No. 9251-CVP, filed January 14, 2014. The complaints were filed against (i) the Company; (ii) each member of the Company’s Board of Directors; (iii) Sponsor; (iv) Parent; and (v) Purchaser. In addition, the Wilkinson complaint named as a defendant Bradford Venture Partners, L.P. Both complaints generally allege, among other things, that the Company’s Board of Directors breached its fiduciary duties in connection with the Offer. The complaints also allege that Sponsor, Parent and Purchaser aided and abetted the breaches of fiduciary duties by the Company’s Board of Directors. The plaintiffs in the Bodenstein and the Wilkinson actions filed an unopposed motion seeking consolidation on January 16, 2014. Later that same day, the plaintiff in the Wilkinson case filed a motion for preliminary injunction seeking to enjoin the acquisition of the Company and the consummation of the Offer, as well as an accompanying motion for expedited proceedings.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 17, 2014

PACKERS ACQUISITION SUB, INC., a Delaware corporation

By:	/s/ Shahram Shaun Gabayzadeh
Name:	Shahram Shaun Gabayzadeh
Title:	President

TUFCO HOLDINGS, LLC, a Delaware limited liability company

By:	/s/ Shahram Shaun Gabayzadeh
Name:	Shahram Shaun Gabayzadeh
Title:	Manager

GRIFFIN HOLDINGS, LLC, a New York limited liability company

By:	/s/ Shahram Shaun Gabayzadeh
Name:	Shahram Shaun Gabayzadeh
Title:	Manager